Exhibit 99.1

Press Release

Biophytis Announces the Issue of 4,950,000 New Shares in a Capital Increase Reserved for NEGMA and the Performance of the Judgments of March 16, 2021 and July 16, 2021

Paris (France), and Cambridge (Massachusetts, USA) – August 13, 2021 11pm CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “company”) is a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, announces today that it has performed the obligations imposed on it by (i) the judgment of the Commercial Court of Paris (Tribunal de commerce de Paris) of March 16, 2021 and (ii) the judgment of July 16, 2021 of the Enforcement Judge of the Judicial Court of Paris (Juge de l’exécution du Tribunal Judiciaire de Paris) (see press releases of March 19, 2021 and July 19, 2021, available on the Company's website) in the case opposing Biophytis to Negma Group Ltd ("Negma") in relation to the ORNANEBSA agreement entered into on August 21, 2019. As part of this performance, Biophytis issued 4,950,000 new shares to Negma, in connection with a capital increase reserved for Negma pursuant to the 13th delegation of the general meeting of May 10, 2021.

As a reminder, the judgment of the Paris Commercial Court ruled on March 16, 2021, with provisional enforcement, had ordered Biophytis to:

-	- pay Negma a principal sum of 910,000.62 euros in contractual penalties;

-	- deliver to Negma 7,000,000 shares, subject to a penalty of 50,000 euros per day of delay as from the 10th day after the notification of the judgment and for a period of 30 days;

-	- pay Negma 100,000 euros under article 700 of the French Code of Civil Procedure as well as the expenses and legal costs.

Furthermore, pursuant to a judgment dated July 16, 2021, the judge of the Paris Court of Justice charged with overseeing the execution of judgments, ruling on Negma's claims for (i) the quantification of the penalty payment ordered by the judgment of March 16, 2021 and relating to the delivery by Biophytis of 7,000,000 shares, and (ii) the setting of a definitive penalty payment, partially granted Negma's requests and:

-	quantified at €1,500,000 the fine for non-performance imposed by the Judgment;

-	ordered Biophytis to pay this sum to Negma;

-	imposed a new provisional fine for non-performance of €50,000 per day of delay in complying with the Judgment’s order against Biophytis, as of the tenth day from service of this judgment, for a period of 30 days;

-	ordered Biophytis to pay Negma €8,000 pursuant to Article 700 of the Code of Civil Procedure.

Biophytis has fulfilled all of its obligations under the two abovementioned judgments.

With respect to the delivery of 7,000,000 shares to Negma, Biophytis has:

-	delivered to Negma the 2,050,000 shares created and delivered to Negma in June 2020 and returned by Negma to Biophytis pursuant to the Paris Court of Appeal (Cour d’appel de Paris) decision dated November 18, 2020 (see press releases dated June 10, 2020 and November 20, 2020, available on the Company's website), which Biophytis had kept as treasury shares; and

-	issued 4,950,000 new shares to Negma in connection with a capital increase reserved to Negma pursuant to the 13th delegation of the general meeting of May 10, 2021.

As a result of the issuance of these new shares, Biophytis' capital was increased to 122,145,455 shares, representing a dilution of 4.2%.

As a reminder, following the judgment of the Paris Commercial Court dated March 16, 2021, Biophytis has - as announced in the above-mentioned press release of March 19, 2021 - filed a petition with the Paris Commercial Court on the ground of failure of the judgment to rule on certain claims made by the Company in the proceedings (requête en omission à statuer) and appealed the judgment to the Paris Court of Appeal. More generally, Biophytis intends to take all measures to protect its interests.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADS (American Depositary Shares) are listed on Nasdaq (Ticker BPTS – ISIN : US09076G1040).

For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risks and uncertainties the Company is to face" section from the Company's 2020 Annual Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the “Risks Factors” section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

investors@biophytis.com

Media contact

LifeSciAdvisors

Sophie Baumont/Chris Maggos/John Hodgson

E: sophie@lifesciadvisors.com

T: +33 6 27 74 74 49